Philip K.W. Smith

Associate

+1.202.739.5503

philip.smith@morganlewis.com

via EDGAR Correspondence

March 29, 2019

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Master Trust (the “Registrant”): Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A (File No. 811-22705) (“Amendment No. 12”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Friday, December 14, 2018, with respect to Amendment No. 12. Amendment No. 12 was filed on October 29, 2018 and included disclosure with respect to the Blackstone / GSO Senior Loan Portfolio (the “Portfolio”), a series of the Registrant, as set forth in the Part A and Part B filed as part of Amendment No. 12.

Summaries of the comments with respect to the Portfolio, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 12. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 12.

Part A

1.

Comment: In “The Portfolio’s Principal Investment Strategy” section, with respect to the second sentence in the Diversification, concentration and reliance on other lenders discussion, the Staff references the letter to the SEC dated October 26, 2018 relating to Post-Effective Amendment No. 141 of the SSGA Active Trust and reiterates comment 34 in that letter requesting that the Registrant revise this sentence in accordance with the Staff position relating to the determination of the industry of financial intermediaries in the context of bank loans. See Pilgrim Prime Rate Trust, SEC No Action Letter (June 29, 1989). To the extent that the Portfolio purchases or intends to purchase loan participations or assignments from entities in the financial services industries, such as banks or diversified financial companies, in excess of 25% of the Portfolio’s net assets, please explain why the Portfolio does not have a policy to concentrate in such industries or group of industries.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

While the Portfolio does not treat banks originating loans as the issuers of such loans, it is possible that under a different interpretation the Portfolio may be deemed to concentrate its investments in the financial services industries.

Response: The Registrant notes that the Pilgrim Prime Rate Trust no-action letter expresses the Staff’s position only with respect to a fund’s issuer diversification policy and does not suggest that the Staff’s position applies for purposes of a fund’s industry concentration policy. As a result, the Registrant does not believe that its disclosure regarding the Portfolio’s investments in bank loans is inconsistent with the Staff’s position in Pilgrim Prime Rate Trust and believes that the Portfolio’s current policy with respect to concentration is appropriate.

2.

Comment: The Staff references the letter to the SEC dated October 31, 2018 related to the SSGA Active Trust and requests that the Registrant conform the last sentence of the Senior Loan Risk discussion included in the Portfolio’s “Principal Risks of Investing in the Portfolio” section as indicated in the response to that letter as follows:

The Portfolio may experience relatively greater realized or unrealized losses or delays in enforcing its rights on its holdings of covenant-lite loans than its holdings of loans with the usual covenants.

Response: The Registrant will conform the disclosure in future amendments.

3.

Comment: In the “Redeeming Beneficial Interests” section, please clarify the number of days in which the Portfolio would typically expect to pay redemption proceeds to redeeming shareholders for all methods of payments. See 11(c)(7) of Form N-1A. Please explain why proceeds are paid on T+3 rather than T+2. See Securities Transaction Settlement Cycles, Release No. 34-80295, March 22, 2017.

Response: The Registrant confirms the Portfolio typically expects to pay proceeds of a redemption request on the third business day after the redemption request, as noted in the “Redeeming Beneficial Interests” section.

The Registrant believes the emphasized portion of Rule 15c6-1(a) below permits a settlement period longer than T+2 if agreed to by the parties.

Except as provided in paragraphs (b), (c), and (d) of this section, a broker or dealer shall not effect or enter into a contract for the purchase or sale of a security (other than an exempted security, government security, municipal security, commercial paper, bankers’ acceptances, or commercial bills) that provides for payment of funds and delivery of securities later than the second business day after the date of the contract unless otherwise expressly agreed to by the parties at the time of the transaction (emphasis added).

Part B

4.	Comment: In the “Investment Restrictions” section, the Staff notes there is no policy to concentrate in the banking industry or financial services industry. See Comment 1 above.

Response: Please see the response to Comment 1.

5.

Comment: In the last sentence of the paragraph following the enumerated investment restrictions in the “Investment Restrictions” section, if appropriate, please revise the following disclosure to comply with the newly adopted liquidity rules. See Investment Company Liquidity Disclosure Release No. IC-32315 (October 13, 2016).

With respect to the limitation on illiquid securities, in the event that a subsequent change in net assets or other circumstances cause the Portfolio to exceed its limitation, the Portfolio will take steps to bring the aggregate amount of illiquid instruments back within the limitations as soon as reasonably practicable.

Response: The Registrant believes the current disclosure continues to be appropriate.

6.

Comment: In the “Investment Advisory and Other Services” section, pursuant to Item 19(a)(3) of Form N-1A, please disclose compensation paid by the Portfolio to the Sub-Adviser for the last three fiscal years. The Staff notes that this information is presented in the SAI for the feeder fund ETF.

Response: The Registrant notes that the Adviser, and not the Portfolio, pays the Sub-Adviser’s compensation. The Registrant will include the compensation paid by the Adviser to the Sub-Adviser for the last three fiscal years in future amendments.

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Please do not hesitate to contact the undersigned at (202) 739-5503 if you have any questions concerning the foregoing.

Sincerely,

/s/ Philip K.W. Smith
Philip K.W. Smith

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.